Exhibit 99.309

NexTech AR Solutions Corp. Announces First Quarter 2021 Earnings and Conference Call

Vancouver, B.C., Canada – May 7th, 2021 – Nextech AR Solutions (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), plans to release its first quarter 2021 financial results after markets close on Wednesday, May 12th, 2021. Subsequently, Nextech will host a conference call to discuss the first quarter results on May 12th, 2021 at 5:30 p.m. Eastern Time. Please join Evan Gappelberg, Chief Executive Officer and Kashif Malik, Chief Financial Officer to discuss these financial and operating results followed by a question-and answer period.

Conference Call Details:

Date: Wednesday, May 12th, 2021

Time: 5:30 p.m. Eastern Time

Toll Free Dial-In Number: (877) 201-0168

International Dial-In Number: (647) 788-4901

Conference ID: 4288924

Webcast Link: Nextech AR Q1, 2021 Earnings Call

For those unable to join the live event, a recording of the presentation will be posted on the company’s website.

About Nextech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.